Decisions of the Board of Directors of Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, at its board of directors meeting held on December 10 and 11, 2025, and following the previously disclosed resignations of directors Mónica de Greiff Lindo and Guillermo García Realpe, its board of directors approved the new composition of its supporting committees as follows:

AUDIT AND RISK COMMITTEE

• Álvaro Torres Macías (Chair)

• Ángela María Robledo Gómez

• Ricardo Rodríguez Yee

• Luis Felipe Henao Cardona

BUSINESS COMMITTEE

• Ricardo Rodríguez Yee (Chair)

• Álvaro Torres Macías

• Alberto José Merlano Alcocer

• Luis Felipe Henao Cardona

• Hildebrando Vélez Galeano

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

• Luis Felipe Henao Cardona (Chair)

• Tatiana Roa Avendaño

• Ángela María Robledo Gómez

• Alberto José Merlano Alcocer

• Álvaro Torres Macías

COMPENSATION, NOMINATION AND CULTURE COMMITTEE

• Ángela María Robledo Gómez (Chair)

• Tatiana Roa Avendaño

• Alberto José Merlano Alcocer

• Luis Felipe Henao Cardona

• Ricardo Rodríguez Yee

TERRITORIAL TRANSFORMATION AND HSE COMMITTEE

• Ángela María Robledo Gómez (Chair)

• Tatiana Roa Avendaño

• Álvaro Torres Macías

• Hildebrando Vélez Galeano

• Ricardo Rodríguez Yee

TECHNOLOGY AND INNOVATION COMMITTEE

• Ricardo Rodríguez Yee (Chair)

• Álvaro Torres Macías

• Hildebrando Vélez Galeano

• Ángela María Robledo Gómez

• Tatiana Roa Avendaño

On behalf of the Company, we express our sincere gratitude to Dr. Mónica de Greiff Lindo and Dr. Guillermo García Realpe for their outstanding work, dedication, and commitment during their tenure on the board of directors of Ecopetrol S.A., as well as for their distinguished service as chairs of the board during their respective terms.

Their contributions were fundamental not only from a strategic and institutional perspective but also from a human standpoint, demonstrating a strong commitment to the country’s development. Each, through their experience and personal qualities, helped strengthen our purpose and drive initiatives that leave a significant mark on our strategy.

To Dr. de Greiff, we extend our appreciation for her remarkable role as the first female chair of the board of directors of Ecopetrol S.A. and her ability to build bridges and foster consensus.

To Dr. García, we recognize his leadership as chair of the board and his vision and unwavering willingness to provide solutions and guide key decisions.

We deeply value the legacy they leave behind and wish them great success in their future endeavors.

Bogota D.C., December 11, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co